Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation

Ensemble Health Partners Holdings, LLC	Delaware

Ensemble HP, LLC	Delaware

Ensemble Intermediate, LLC	Delaware

Ensemble RCM, LLC	Delaware

iNVERTEDi IT Consultancy Private Limited	India

Odeza LLC	Illinois